SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              4 March 2008

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 4 March 2008

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

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Update- Routine announcements from

February to 3 March 2008

DATE	DETAILS

3.3.08 Voting Rights and Capital (end month of February-update)
26.2.08 Director's share purchase (Sir John Parker)
18.2.08 Voting Rights and Capital (Transfer of shares out of Treasury)
11.2.08 Blocklisting Six Monthly Return
8.2.08 Directors Interests - Share Incentive Plan - monthly update
4.2.08 Voting Rights and Capital (Transfer of shares out of Treasury)

Notes:         NG has continued its share repurchase programme. Annexed are further announcements made on 1, 4, 5, 6, 7, 8, 11, 12, 13, 14, 15, 18, 19, 20, 21, 22, 25, 26, 27, 28, and 29 February 2008 and 3 March 2008- in respect of repurchases on each preceding business day.

During the period a separate ‘same day’ National Grid plc Form 6-k was sent as follows:

25 February 2008- ‘National Grid to Appeal Competition Act decision on Metering’.

Also, on 12 February 2008; Niagara Mohawk Power Corporation filed a 6-k in respect of senior notes- compliance.

ANNEX 2 – Copy Announcements as sent
____________________________________________

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- Routine announcements from

February 2008 to 3 March 2008.
___________________________________________

3 March 2008

National Grid plc

Voting rights and capital – update

National Grid plc’s registered ordinary share capital as at close of 29 February 2008 consisted of 2,581,913,516 shares, of which 54,432,175 have been purchased in the market and registered as treasury shares, leaving a balance of 2,527,481,341 shares with voting rights.

The figure of 2,527,481,341 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or a change to their interest in, National Grid plc under the Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

26 February 2008

National Grid plc (‘National Grid’)

Directors' Share Purchase

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Sir John Parker, Chairman of National Grid, yesterday purchased a further 12,950 National Grid ordinary shares at 771p per share.

This takes his total holding to 77,115 ordinary shares.

18 February 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 15,875 shares held in Treasury were transferred today to share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,581,913,516 ordinary shares, of which 50,260,790 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,531,652,726 shares with voting rights.

The figure of 2,531,652,726 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc ('NG')

11 February 2008

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Block Listing Six Monthly Return

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NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc
2. Name of Scheme	Employee Shareschemes
3. Period	1 August 2007 to 31 January 2008
4. Shares not issued at end of last period:	1,350,512
5. Shares issued/allotted during period:	Nil
6. Balance not yet issued/allotted at end of period:	1,350,512
7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue. See Note below:

Note: On 28 September 2007 a total of 3,705,193 newly listed ordinary shares were allotted on conversion of all remaining National Grid plc ‘B shares’ in issue to ordinary shares. The company’s share repurchase programme continued throughout the period, latterly concentrating on purchases of shares into treasury as previously notified. Sharescheme operations were satisfied by transfer of treasury shares; accordingly no further blocklisted shares were allotted. Total number of shares in issue at end of the period: 2,581,913,516. The balance of Treasury shares held at 31 January 2008 was 46,151,734, with resulting voting share capital at close of 31 January 2008 at 2,535,761,782.

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Contact: D C Forward, Assistant Secretary

Tel: 0207 004 3226

National Grid plc ('NG')

11th February 2008

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Block Listing Six Monthly Return

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NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc
2. Name of Scheme	National Grid Electricity Transmission plc- 4.25 per cent Exchangeable Bonds 2008.
3. Period	1 August 2007 to 31 January 2008.
4. Shares not issued at end of last period:	37,388
5. Shares issued/allotted during period:	Nil
6. Balance not yet issued/allotted at end of period:	37,388
7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue. See Note below:

Note: On 28 September 2007 a total of 3,705,193 newly listed ordinary shares were allotted on conversion of all remaining National Grid plc ‘B shares’ in issue to ordinary shares. No shares were utilised in respect of the above Exchangeable Bonds during the reporting period. Total number of shares in issue at end of the period: 2,581,913,516. The balance of Treasury shares held at 31 January 2008 was 46,151,734, with resulting voting share capital at close of 31 January 2008 at 2,535,761,782.

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Contact: D C Forward, Assistant Secretary

Tel: 0207 004 3226

National Grid plc (“NG”)

8th February 2008

Notification of Directors' Interests

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 29,806 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Thursday 7th February, at a price of 775.8 pence per share, on behalf of some 2,500 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	16 Ordinary Shares
Steven Holliday	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	358,144 Ordinary Shares
Steven Holliday	796,911 Ordinary Shares

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Contact: D C Forward, Assistant Secretary- (0207 004 3226)

4 February 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 9,731 shares held in Treasury were transferred today to share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,581,913,516 ordinary shares, of which 46,142,003 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,535,771,513 shares with voting rights.

The figure of 2,535,771,513 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc - Transaction in Own Shares

1 February 2008

National Grid plc announces that on 31 January 2008 it purchased 854,958 of its ordinary shares at a price of 773.4564 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,533,374,256 and the number of ordinary shares in Treasury will be 48,539,260.

National Grid plc - Transaction in Own Shares

4 February 2008

National Grid plc announces that on 1 February 2008 it purchased 422,409 of its ordinary shares at a price of 778.0905 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,532,951,847 and the number of ordinary shares in Treasury will be 48,961,669.

National Grid plc - Transaction in Own Shares

5 February 2008

National Grid plc announces that on 4 February 2008 it purchased 240,094 of its ordinary shares at a price of 787.3715 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,532,721,484 and the number of ordinary shares in Treasury will be 49,192,032.

National Grid plc - Transaction in Own Shares

6 February 2008

National Grid plc announces that on 5 February 2008 it purchased 342,571 of its ordinary shares at a price of 777.7806 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,532,378,913 and the number of ordinary shares in Treasury will be 49,534,603.

National Grid plc - Transaction in Own Shares

7 February 2008

National Grid plc announces that on 6 February 2008 it purchased 267,450 of its ordinary shares at a price of 776.7353 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,532,111,463 and the number of ordinary shares in Treasury will be 49,802,053.

National Grid plc - Transaction in Own Shares

8 February 2008

National Grid plc announces that on 7 February 2008 it purchased 361,335 of its ordinary shares at a price of 772.9535 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,531,750,128 and the number of ordinary shares in Treasury will be 50,163,388.

National Grid plc - Transaction in Own Shares

11 February 2008

National Grid plc announces that on 8 February 2008 it purchased 249,761 of its ordinary shares at a price of 771.8719 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,531,500,367 and the number of ordinary shares in Treasury will be 50,413,149.

National Grid plc - Transaction in Own Shares

12 February 2008

National Grid plc announces that on 11 February 2008 it purchased 224,851 of its ordinary shares at a price of 773.4604 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,531,275,516 and the number of ordinary shares in Treasury will be 50,638,000.

National Grid plc - Transaction in Own Shares

13 February 2008

National Grid plc announces that on 12 February 2008 it purchased 342,738 of its ordinary shares at a price of 778.0474 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,530,932,778 and the number of ordinary shares in Treasury will be 50,980,738.

National Grid plc - Transaction in Own Shares

14 February 2008

National Grid plc announces that on 13 February 2008 it purchased 270,168 of its ordinary shares at a price of 783.5931 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,530,662,610 and the number of ordinary shares in Treasury will be 51,250,906.

National Grid plc - Transaction in Own Shares

15 February 2008

National Grid plc announces that on 14 February 2008 it purchased 310,232 of its ordinary shares at a price of 789.2770 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,530,352,378 and the number of ordinary shares in Treasury will be 51,561,138.

National Grid plc - Transaction in Own Shares

18 February 2008

National Grid plc announces that on 15 February 2008 it purchased 312,525 of its ordinary shares at a price of 779.7563 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,530,289,614 and the number of ordinary shares in Treasury will be 51,623,902.

National Grid plc - Transaction in Own Shares

19 February 2008

National Grid plc announces that on 18 February 2008 it purchased 301,386 of its ordinary shares at a price of 787.1077 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,530,004,103 and the number of ordinary shares in Treasury will be 51,909,413.

National Grid plc - Transaction in Own Shares

20 February 2008

National Grid plc announces that on 19 February 2008 it purchased 297,299 of its ordinary shares at a price of 785.2841 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,529,457,043 and the number of ordinary shares in Treasury will be 52,456,473.

National Grid plc - Transaction in Own Shares

21 February 2008

National Grid plc announces that on 20 February 2008 it purchased 771,060 of its ordinary shares at a price of 771.3131 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,528,685,983 and the number of ordinary shares in Treasury will be 53,227,533.

National Grid plc - Transaction in Own Shares

22 February 2008

National Grid plc announces that on 21 February 2008 it purchased 603,572 of its ordinary shares at a price of 766.6308 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,528,082,411 and the number of ordinary shares in Treasury will be 53,831,105.

National Grid plc - Transaction in Own Shares

25 February 2008

National Grid plc announces that on 22 February 2008 it purchased 601,070 of its ordinary shares at a price of 759.9777 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,527,481,341 and the number of ordinary shares in Treasury will be 54,432,175.

National Grid plc - Transaction in Own Shares

26 February 2008

National Grid plc announces that on 25 February 2008 it purchased 395,779 of its ordinary shares at a price of 764.8322 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,527,085,562 and the number of ordinary shares in Treasury will be 54,827,954.

National Grid plc - Transaction in Own Shares

27 February 2008

National Grid plc announces that on 26 February 2008 it purchased 1,029,473 of its ordinary shares at a price of 758.9872 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,526,056,089 and the number of ordinary shares in Treasury will be 55,857,427.

National Grid plc - Transaction in Own Shares

28 February 2008

National Grid plc announces that on 27 February 2008 it purchased 575,863 of its ordinary shares at a price of 761.5540 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,525,480,226 and the number of ordinary shares in Treasury will be 56,433,290.

National Grid plc - Transaction in Own Shares

29 February 2008

National Grid plc announces that on 28 February 2008 it purchased 1,365,321 of its ordinary shares at a price of 746.7871 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,524,114,905 and the number of ordinary shares in Treasury will be 57,798,611.

National Grid plc - Transaction in Own Shares

3 March 2008

National Grid plc announces that on 29 February 2008 it purchased 1,040,394 of its ordinary shares at a price of 735.6699 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,523,074,511 and the number of ordinary shares in Treasury will be 58,839,005.